

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 25, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 13, 2019 The Nasdaq Stock Market (the "Exchange") received from Itamar Medical Ltd. (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American Depository Shares,
each representing
30 Ordinary Shares, par value NIS 0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery